Exhibit 99.4

FOR:	TARGET LOGISTICS, INC.

CONTACT:	Stuart Hettleman (410) 338-0127

KCSA	Joseph A. Mansi / Elizabeth Mwangi

CONTACT:	(212) 896-1205 / (212) 896-1242 jmansi@kcsa.com / emwangi@kcsa.com

FOR IMMEDIATE RELEASE

TARGET LOGISTICS, INC. ANNOUNCES
FISCAL THIRD QUARTER AND NINE MONTHS RESULTS

Q3 Revenues Increase 19.8 Percent

BALTIMORE, Md., May 14, 2003 — Target Logistics, Inc. (OTC BB: TARG) announced today results for the third fiscal quarter and nine months ended March 31, 2003.

     Operating revenues for the second quarter were $25,657,889, a 19.8 percent increase over operating revenues of $21,414,092 reported in the third quarter of fiscal 2002. The Company reported net income for the fiscal third quarter of $67,952, compared with a net loss of $(293,222), or $(0.03) per basic share reported for the third quarter of fiscal 2002.

     For the fiscal nine-month period ended March 31, 2003, operating revenues increased 25.5 percent to $84,059,945, compared with operating revenues of $66,957,417, reported for the same period in fiscal 2002. Net income for the nine months ended March 31, 2003 was $794,367, or $0.05 per basic and $0.04 per diluted share, compared with a net loss of $(840,787), or $(0.09) per basic share for the period ended March 31, 2002.

     On a pro forma basis, net loss for the third quarter of 2002 was $(144,255) or $(0.02) per basic share. For the nine months ended March 31, 2002 pro forma net loss was $(393,886), or $(0.05) per basic share. Since 2002 results are presented in accordance with a new accounting pronouncement (FASB 142) under which goodwill and certain intangibles are not amortized into results of operations, the pro forma results are presented supplementally to enhance comparison as if FASB 142 had been applied at the beginning of the prior fiscal year.

     Stuart Hettleman, President and Chief Executive Officer, said, “We are pleased to report our second consecutive profitable quarter and our continuing revenue growth. Revenues for the three months grew approximately 20 percent over last year’s third quarter and grew over 25 percent for the nine months, compared with last year. Meanwhile, gross profit margins rose 5.2 percent for the third quarter over last year’s third quarter.”

About Target Logistics, Inc.:

Target Logistics, Inc. provides freight forwarding and logistics services through its wholly-owned subsidiary, Target Logistic Services, Inc.

(Tables Follow)

Target Logistics, Inc.
Consolidated Statements of Operations
(Unaudited)

	Three Months Ended March 31,

		2002
	2003	Pro Forma (a)	2002

Operating revenues	$25,657,889	$21,414,092	$21,414,092
Cost of transportation	16,721,872	14,323,881	14,323,881

Gross profit	8,936,017	7,090,211	7,090,211
Selling, general and administrative expenses (SG&A):
Target subsidiary (exclusive forwarder commissions)	3,893,077	3,062,510	3,062,510
Target subsidiary	4,557,373	3,794,933	3,794,933
Corporate	159,121	199,744	199,744
Depreciation and amortization	121,593	119,971 (b)	268,938

Selling, general and administrative expenses	8,731,164	7,177,158	7,326,125
Operating income (loss)	204,853	(86,947)	(235,914)
Other (expense):
Interest expense	(86,183)	(57,308)	(57,308)
Income (loss) before income taxes	118,670	(144,255)	(293,222)
Provision for income taxes	50,718	—	—

Net income (loss)	$67,952	$(144,255)	$(293,222)

Net income (loss) per share
Basic shares
Attributable to shareholders	$0.00	$(0.02)	$(0.03)

Diluted shares
Attributable to shareholders	$0.00	—	—

Weighted average shares outstanding:
Basic:	12,179,002	11,879,002	11,879,002

Diluted:	19,284,660	—	—

(a)	Pro Forma. Under FASB No. 142, adopted by the Company on July 1, 2002, goodwill and certain intangibles are not amortized into results of operations. In order to enhance comparability of the three month periods ending March 31, 2003 and 2002, pro forma statements for the three months ending March 31, 2002 are presented supplementally as if FASB 142 had been applied for that period.

(b)	Reflects the exclusion of goodwill amortization expense in the amount of $148,967 for the three months ending March 31, 2002.

Target Logistics, Inc.
Consolidated Statement of Operations
(Unaudited)

	Nine Months Ended March 31,

		2002
	2003	Pro Forma(a)	2002

Operating revenues	$84,059,945	$66,957,417	$66,957,417
Cost of transportation	56,085,255	45,033,394	45,033,394

Gross profit	27,974,690	21,924,023	21,924,023
Selling, general and administrative expenses (SG&A):
Target subsidiary (exclusive forwarder commissions)	12,557,717	9,902,420	9,902,420
Target subsidiary	14,471,021	11,361,435	11,361,435
Corporate	521,440	570,302 (b)	570,302
Depreciation and amortization	333,860	299,202 (b)	746,103

Selling, general and administrative expenses	27,884,038	22,133,359	22,580,260
Operating income (loss)	90,652	(209,336)	(656,237)
Other income (expense):
Interest expense	(263,832)	(184,550)	(184,550)
Other Income	1,447,699	—	—

Income (loss) before income taxes	1,274,519	(393,886)	(840,787)
Provision for income taxes	480,152	—	—

Net income (loss)	$794,367	$(393,886)	$(840,787)

Net income (loss) per share
Basic shares
Attributable to shareholders	$0.05	$(0.05)	$(0.09)

Diluted shares
Attributable to shareholders	$0.04	$—	$—

Weighted average shares outstanding:
Basic:	12,179,002	11,879,002	11,879,002

Diluted:	21,942,915	—	—

(a)	Pro Forma. Under FASB No. 142, adopted by the Company on July 1, 2002, goodwill and certain intangibles are not amortized into results of operations. In order to enhance comparability of the nine month periods ending March 31, 2003 and 2002, pro forma statements for the nine months ending March 31, 2002 are presented supplementally as if FASB 142 has been applied for that period.

(b)	Reflects the exclusion of goodwill amortization expense in the amount of $446,901 for the nine months ending March 31, 2002.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

This release and prior releases are available on the KCSA Public Relations Worldwide website at www.kcsa.com.